Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Barclays Capital Inc.

745 Seventh Avenue

New York, NY 10019

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Evercore Group L.L.C.

55 East 52nd Street

New York, New York 10055

March 29, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kevin Dougherty

Laura Nicholson

Yong Kim

Gus Rodriguez

Re:	Frontier Group Holdings, Inc.

Registration Statement on Form S-1

Registration File No. 333-254004

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Frontier Group Holdings, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 3:00 PM, Washington, D.C. time, on Wednesday, March 31, 2021 or as soon thereafter as practicable, or at such later time as the Company’s outside counsel, Latham & Watkins LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the Representatives, wish to advise you that there have been, or there will be, distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the securities as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

[Signature page immediately follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC. BARCLAYS CAPITAL INC. DEUTSCHE BANK SECURITIES INC. MORGAN STANLEY & CO. LLC EVERCORE GROUP L.L.C. As representatives of the several underwriters

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Rohith Adavikolanu
Name: Rohith Adavikolanu
Title: Director

By:	BARCLAYS CAPITAL INC.

By:	/s/ Robert Stowe
Name: Robert Stowe
Title: Managing Director

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ben Selinger
Name: Ben Selinger
Title: Director

By:	/s/ David Jeshiva
Name: David Jeshiva
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]

By:	MORGAN STANLEY & CO. LLC

By:	/s Daniel Danev
Name: Daniel Danev
Title: Vice President

By:	EVERCORE GROUP L.L.C.

By:	/s/ Kristen Grippi
Name: Kristen Grippi
Title: Senior Managing Director

[Signature Page to Underwriters’ Acceleration Request]